BAIRD FUNDS, INC.
                                   RULE 18F-3
                               MULTIPLE CLASS PLAN
                          AS AMENDED, DECEMBER 29, 2000

         Baird Funds, Inc. (the "Company"), a registered investment company currently consisting of the Baird Aggregate Bond Fund, the Baird Short-Term Bond Fund, the Baird Intermediate Bond Fund, the Baird Core Bond Fund, the Baird Intermediate Municipal Bond Fund, the Baird Horizon Growth Fund and the Baird MidCap Fund (each, a "Fund"), has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), in offering multiple classes of shares of each Fund. A majority of the Board of Directors of the Company, including a majority of the directors who are not interested persons of the Company, has determined in accordance with Rule 18f-3(d) that the following plan (the "Plan") is in the best interests of each class individually and the Company as a whole:

1. CLASS DESIGNATION. Fund shares will be designated either Investor Class or Institutional Class.

2. CLASS CHARACTERISTICS. Each class of shares will represent interests in the same portfolio of investments and will be identical in all respects to the other class, except as set forth below:

Investor Class:     Investor Class shares will be offered for sale at net asset value per share without the imposition of a sales charge.
                    Investor Class shares will be subject to a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act which provides for an annual distribution fee of 0.25% of the average daily net assets of the Fund attributable to Investor Class shares, computed on an annual basis. The distribution plan fees for the Investor Class shares will be used to pay: (i) each Fund's distributor a distribution and shareholder servicing fee of 0.25% for promoting and distributing Investor Class shares or for providing shareholder services; and (ii) others who render assistance in distributing, promoting or providing shareholder services to shareholders of Investor Class shares.

Institutional       Class: Institutional Class shares will be offered for sale at net asset value per share without the imposition of a sales charge. Institutional Class shares will not be subject to a distribution plan pursuant to Rule 12b-1 under the 1940 Act.

3. EXPENSE ALLOCATIONS. The following expenses for each Fund will be allocated on a class-by-class basis, to the extent applicable and practicable: (i) fees under the distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act;
(ii) accounting, auditor, litigation or other legal expenses relating solely to a particular class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular class. Income, realized and unrealized capital gains and losses, and expenses of a Fund not allocated to a particular class will be allocated on the basis of the net asset value of each class in relation to the net asset value of the Fund. Notwithstanding the foregoing, a service provider for a Fund may waive or reimburse the expenses of a specific class or classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4. EXCHANGES. Investor Class or Institutional Class shares in one Fund may be exchanged at their relative net asset values for Investor Class or Institutional Class shares, respectively, in another Fund. Investor Class shares may be exchanged at net asset value for Institutional Class shares only if the requirements for investment in Institutional Class shares as to the type of investor and minimum initial or subsequent investment are met. Institutional Class shares may be exchanged at net asset value for Investor Class shares.

5. CONVERSIONS. There are no conversion features associated with the Investor Class or Institutional Class shares.

6. GENERAL. Each class will have exclusive voting rights with respect to any matter related solely to such class's Rule 18f-3 arrangements. Each class will have separate voting rights with respect to any matter submitted to shareholders in which the interests of one class differ from the interests of the other class. Each class will have in all other respects the same rights and obligations as each other class. On an ongoing basis, the Board of Directors will monitor the Plan for any material conflicts between the interests of the classes of shares. The Board of Directors will take such action as is reasonably necessary to eliminate any conflict that develops. Each Fund's investment adviser and distributor will be responsible for alerting the Board of Directors to any material conflicts that may arise. Any material amendment to this Plan must be approved by a majority of the Board of Directors, including a majority of the directors who are not interested persons of the Company, as defined in the 1940 Act. This Plan is qualified by and subject to the then current prospectus for the applicable class, which contains additional information about that class.